Contacts:

Patty Kehe

Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855

pkehe@dynasil.com

David Calusdian
Executive Vice President and Partner
Sharon Merrill
617.542.5300
DYSL@InvestorRelations.com

Dynasil Corporation of America Reports Results for the Second Quarter Fiscal 2012
- Company Hosts Earnings Conference Call at 5:00 p.m. (ET) Today

Watertown, MA, May 15, 2012 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for the fiscal 2012 second quarter ended March 31, 2012.

Net revenue for the second quarter of fiscal 2012 increased 3% to $12.5 million from $12.1 million for the second quarter of fiscal 2011. Contract Research segment revenue increased to $6.9 million from $6.4 million in the second quarter of fiscal 2011. The Products and Technology segment posted revenue of $5.5 million, down from $5.7 million a year earlier.

“Higher second-quarter revenue reflected the continued strength of our Contract Research segment, with business from a range of sources including the U.S. Department of Homeland Security and the Department of Energy,” said Dynasil President and Chief Executive Officer Steven Ruggieri. “Our contract research backlog remains a robust 18 months. While our Products and Technology segment reported a slight decrease in second-quarter revenues, we expect the segment’s sales to pick up in the coming quarters and into fiscal year 2013 with our new product and technology launches.”

Gross margin improved to 41.6% of net revenue for the second quarter of fiscal 2012 from 38.9% of net revenue for the same period of fiscal 2011, reflecting higher revenue in the Contract Research segment and an improved sales mix in the Products and Technology segment.

Selling, general and administrative expenses for the second quarter of fiscal 2012 totaled $5.5 million, versus $3.9 million for the comparable period of 2011, reflecting significant investment in the Company’s Product and Technology pipeline to support further growth. These investments include technology development activities, capital equipment, development of intellectual property and staff additions in support of organic product development, dual mode nuclear detector technology and Dynasil’s biomedical technology portfolio.

Net loss for the second quarter of fiscal 2012 was approximately $340,000, or $0.02 per share, compared with net income of $396,000, or $0.03 per diluted share, in the second quarter of fiscal 2011, reflecting increased investments in product development and commercialization initiatives.

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Liquidity

As previously disclosed, on February 27, 2012 a former owner of RMD Instruments, LLC exercised a Put Right for the Company to purchase a total of 928,773 shares of Dynasil common stock, which at $2 per share will require a payment by Dynasil of $1,857,546 by May 29, 2012. The Company may pay this obligation with cash, a promissory note or a combination of the two. This liability created by the Put Right, coupled with a temporary delay in collections relating to the processing of the Company’s invoices with governmental customers as well as increased spending on commercialization and R&D activities, has created significant liquidity constraints for Dynasil that the Company is currently seeking to address with its lender, Sovereign Bank, and through other actions, as more fully discussed in Dynasil’s Form 10-Q filed today with Securities and Exchange Commission.

Recent Highlights

Dynasil this month announced that its RMD, Inc. subsidiary received the Tibbetts Award for its “Model of Excellence” in the Small Business Innovation Research program. RMD was among only 19 companies to receive the award, which recognizes RMD’s role in advancing the government’s research and development priorities in next-generation gamma-ray and neutron detectors through technology innovation.

“We are honored to receive this prestigious award,” Ruggieri said. “Our strong contract research backlog and deep product pipeline reflect our focus on making technology innovation the cornerstone of our commercialization strategy. During the first quarter we continued to advance this strategy with the filing of nine new patent applications in the second quarter, bringing our portfolio to 40 issued and 49 pending applications.”

Business Outlook

“We have made significant operational progress on our strategic initiatives through the first half of fiscal 2012, and we are excited about our prospects,” Ruggieri said. “We are developing multiple pathways to market through organic growth, acquisitions and licensing opportunities. With two product rollouts planned in the coming months, we have exciting catalysts that we believe will further our growth objectives in the years ahead. As we discussed in the first quarter, our strategic investments will remain an important theme as we develop and expand our product pipeline. While some of our technologies are in the evaluation and development stage, these investments are indicative of the commitment that the Dynasil board and management team are making to build shareholder value for the long term.”

Conference Call Information

Dynasil Corporation will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Dynasil President and Chief Executive Officer Steven Ruggieri and Chief Financial Officer Richard Johnson. They will be joined on the call by Gordon Lewis, general manager of the Company’s Dynasil Products business unit. Those who wish to listen to the conference call and view presentation slides should visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (877) 407-5790 or (201) 689-8328. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

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About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management personnel, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets
	31-Mar	30-Sep
	2012	2011
ASSETS	(Unaudited)
Current assets
Cash and cash equivalents	$1,869,736	$4,479,840
Accounts receivable, net	8,275,879	5,837,139
Inventories, net	3,066,696	3,250,539
Cost in excess of billings	21,446	408,240
Deferred tax asset	1,225,446	1,119,800
Prepaid expenses and other current assets	588,180	771,564
Total current assets	15,047,383	15,867,122

Property, Plant and Equipment, net	5,128,566	4,860,328
Other Assets
Intangibles, net	6,048,724	6,374,329
Goodwill	13,353,572	13,330,182
Deferred financing costs, net	130,700	150,656
Total other assets	19,532,996	19,855,167

Total Assets	$39,708,945	$40,582,617

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$9,885,831	$1,859,728
Accounts payable	2,051,381	2,088,395
Accrued expenses and other liabilities	1,946,761	2,298,460
Obligation to repurchase stock – current portion	461,630	-0-
Contingent consideration	166,977	183,713
Total current liabilities	14,512,580	6,430,296

Long-term Liabilities
Long-term debt, net of current portion	10,337	8,985,442
Obligation to repurchase stock, net of current portion	1,395,916	-0-
Deferred tax liability	811,705	924,837
Total long-term liabilities	2,217,958	9,910,279

Temporary Equity	142,454	2,000,000

Stockholders' Equity	22,835,953	22,242,042

Total Liabilities and Stockholders' Equity	$39,708,945	$40,582,617

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DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2012	2011	2012	2011
Net revenue	$12,465,781	$12,116,349	$24,864,036	$23,742,856
Cost of revenue	7,280,801	7,400,518	14,381,994	14,120,300
Gross profit	5,184,980	4,715,831	10,482,042	9,622,556
Selling, general and administrative expenses	5,529,642	3,898,973	10,580,827	8,069,983
Income (loss) from operations	(344,662)	816,858	(98,785)	1,552,573
Interest expense, net	122,474	155,157	246,637	313,352
Income (loss) before income taxes (benefit)	(467,136)	661,701	(345,422)	1,239,221
Income taxes (benefit)	(127,585)	265,485	(250,911)	467,823
Net income (loss)	$(339,551)	$396,216	$(94,511)	($771,398)

Net Income (loss)	$339,551)	$396,216	$(94,511)	$771,398
Other comprehensive income (loss):
Foreign currency translation	138,552	96,913	78,192	138,594
Total comprehensive income (loss)	$(200,999)	$493,129	$(16,319)	$909,992

Net income (loss)	$(339,551)	$396,216	$(94,511)	$771,398
Dividends on preferred stock	-0-	-0-	-0-	116,646
Net income (loss) applicable to common stockholders	$(339,551)	396,216	$(94,511)	654,752
Dividend add back due to preferred stock conversion	-0-	-0-	-0-	116,646
Net income (loss) for diluted income per common share	$(339,551)	$396,216	$(94,511)	$771,398

Basic net income (loss) per common share	$(0.02)	$0.03	$(0.01)	$0.06
Diluted net income (loss) per common share	$(0.02)	$0.03	$(0.01)	$0.05

Weighted average shares outstanding
Basic	15,002,818	15,245,850	15,091,356	13,955,273
Diluted	15,002,818	15,781,469	15,091,356	14,490,892

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